

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
Jim Atchison
Chief Executive Officer and President
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, FL 32819

> **Re: SeaWorld Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2012**
> **File No. 333-185697**

Dear Mr. Atchison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. We note the following phrases: "globally recognized brands," "iconic brands," "premier destination," "one-of-a-kind collection," "broad demographic appeal," "marquee names," "uniquely incorporate our one-of-a-kind animal collection" and "renowned for their beauty on page 1, "world-class rollercoasters," "richly-themed environment," "high-quality theatrical productions" and "innovative and entertaining presentation of marine and terrestrial animals" on page 2, "iconic brands that consumers know and love," "world-class, differentiated theme parks," "high-quality entertainment," "powerful brands," "premier in-park assets" and "we are uniquely positioned in the industry" on

page 4, "inspire children and educate guests of all ages" on page 5, "innovative and immersive theme park experiences" on page 6, "our brands are highly regarded" on page 7, "deliver extraordinary experiences and a strong value proposition" on page 43, "one of the world's foremost zoological organizations and a global leader in animal welfare, training, husbandry and veterinary care" on page 64, "all of our theme parks are world-class entertainment venues" on page 78 and similar references elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

3. We note a number of statements throughout the prospectus regarding recognition, rankings and market position, in many cases without attribution. Please provide us with your basis for these statements and revise your disclosure to provide attribution, as appropriate.

4. We note the use of the terms "guest" and "customer" throughout the prospectus. Please tell us whether there is a difference in meaning between the two. To the extent all of your guests are also customers, please clarify that point.

Outside Front Cover Page of Prospectus

5. The underwriting commissions should be disclosed together with the underwriting discount on a per share and total basis when such data is available. We note that your current disclosure only references the underwriting discount.

Prospectus Summary, page 1

Company Overview, page 1

6. You state in the second paragraph that you "generated an estimated 5.6 billion impressions through television and digital platforms." Please tell us, with a view towards revised disclosure, what you mean by the term "impressions," why this particular metric is relevant to an understanding of your business, how the number was determined and why is it characterized as an estimate.

7. Please accompany the total revenue disclosure in the second paragraph with the corresponding net income information.

Our Competitive Strengths, page 4

8. Please revise to explain what you mean by the phrases "our brands are internationally recognized cultural touch points representing the intersection of 'where imagination meets nature'" and "our brand portfolio is highly stable, reducing our exposure to changing consumer tastes."

9. Please revise to explain how you use your brands and intellectual property to "deepen connections" with your guests.

Our Industry, page 7

10. Please identify the source of the industry statistics included in this section.

Risks Related to Our Business and this Offering, page 8

11. As compared to the thorough discussion of the company's strengths and strategies, this discussion of the material challenges and risks facing the company appears brief and general in nature. Please revise to include a more specific discussion of the most significant challenges and risks. For example, please consider including a more detailed discussion of the historical and potential future impact of changing economic conditions and discretionary consumer spending trends on your financial results. Please also consider discussing the risks related to your substantial amount of total indebtedness after the offering.

Recent Developments, page 8

12. Please disclose how much you paid for the Knott's Soak City Chula Vista water park.

Our Sponsor, page 9

13. Please revise here to discuss Blackstone's voting control of your common stock after the offering, the provisions in your charter documents that are favorable to Blackstone and potential conflicts of interest with Blackstone, including its ownership interest in one of your direct competitors.

The Offering, page 10

14. We note your disclosure on page 12 that you anticipate a stock split to be effective "prior to" the offering. When the terms of the stock split are determined, please ensure the financial statements are revised to give retroactive effect to the split. If the split occurs at, or immediately prior to effectiveness, please include a draft report that includes a signed preface of the auditor stating that it expects to be in a position to issue the report in the form presented at effectiveness. No registration statement can be declared effective until the preface is removed and the accountant's report finalized.

15. Please confirm our understanding that the calculation of Adjusted EBITDA as presented is as calculated in the referenced debt covenants.

Risk Factors, page 17

16. Please delete the sentence beginning with "However, the selected risks described below…" and the sentence beginning with "Additional risks and uncertainties not currently known to us…" in the introductory paragraph. All material risks should be discussed in this section. If risks are not deemed material, then they should not be mentioned.

Various factors beyond our control, page 17

17. It appears that the material risk described in this risk factor is that your success depends to a significant extent on discretionary consumer spending. Please revise the risk factor heading accordingly. Please also revise the disclosure in this risk factor to discuss more specifically how and to what extent discretionary consumer spending, general economic conditions and the availability of discretionary income have impacted your success. To the extent appropriate, please consider including the information in the last two paragraphs of this risk factor under a separate risk factor heading.

Featuring animals at our theme parks involves risks, page 20

18. We note your statement that "injuries or death, while rare, have occurred in the past." Please revise to briefly disclose the circumstances of such injuries or deaths, the dates of such incidents, any safety citations or recommendations you have received with respect to such incidents from the U.S. Department of Labor's Occupational Safety and Health Administration and what steps you have taken to address such citations and recommendations.

A significant portion of our revenues are generated, page 20

19. It does not appear that you have described the risks related to the majority of your revenues being generated in the State of Florida. Please revise accordingly.

Use of Proceeds, page 36

20. You state that you intend to use a portion of the net proceeds received from the offering to redeem Senior Notes. In view of this fact, the Summary and Selected Financial Data presentations should be expanded to include a related pro forma earnings per share figure. The denominator in this computation should include only those additional common shares whose proceeds are being reflected in the related pro forma adjustments to the income statements, such as proceeds used for debt repayment. In this regard, an adjusted pro forma earnings per share figure may be required as well in order to also reflect the funding of the $500 million dividend described in Footnote 3 on page F-35. The accompanying footnotes should make the computations of the pro forma EPS figures transparent to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Trends Affecting Our Results of Operations, page 44

21. We note the general discussion of the importance of discretionary consumer spending, general economic conditions and the availability of discretionary income on your results of operations. Please revise to include a more detailed discussion of how trends in discretionary consumer spending have impacted your revenues and results of operations in recent periods along with any reasonable expectations regarding future periods. Please discuss, for example, any data points, milestones or indices related to discretionary consumer spending trends that management views as materially important due to their correlation with your revenues and results of operations.

Results of Operations, page 45

Admission Revenue, page 46

22. You state that the increase in attendance during the nine month period ended September 30, 2012 was primarily driven by the introduction of new attractions. We note that in prior periods improved economic conditions was also a primary driver of attendance growth. Please revise to more specifically identify the new attractions to which you attribute increased attendance. Please also tell us, with a view towards revised disclosure, why changes in economic conditions and the availability of discretionary income was not a primary driver of attendance growth in the most recent nine month period. Please revise the admission revenue discussion on page 47 accordingly.

Liquidity and Capital Resources, page 49

23. Please expand your discussion to address the reasons for, and implications of your consistent working capital deficit.

Business, page 63

Company Overview, page 63

24. Please explain the reference to your "strong revenue operating performance" and "stable profit margins" in light of your financial results for the 2010 fiscal year and the one month period ended December 31, 2009.

25. Your statement regarding the estimated replacement value of your current assets and owned land is confusing in this particular context. Please tell us why you included this statement in the company overview section. Please also explain how you calculated the

replacement value and whether you believe there is potential for additional confusion given that there is different information about the value of these assets included in your financial statements.

Properties, page 82

26. Please disclose the material terms of your lease agreement for the 190 acres of land in San Diego.

Management, page 83

Background and Experience of Directors, page 85

27. For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Summary Compensation Table, page 94

28. We note that you filed the registration statement prior to the end of the 2012 fiscal year. As such, please include compensation information for the 2011 fiscal year in the summary compensation table. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

Principal and Selling Stockholders, page 104

29. Please identify the affiliate of Blackstone and the person or persons at the affiliate who have voting and investment power with respect to the shares held by the Partnerships.

30. Please delete the knowledge qualifier in the fifth paragraph or explain why you believe it is appropriate.

31. We note that you refer to the beneficial owner of 100% of your common stock as "The Partnerships" in the beneficial ownership table. We also note, however, that an affiliate of Blackstone determines any voting and disposition decisions with respect to these shares and that you refer to the beneficial ownership of Blackstone, rather than the Partnerships, in the Description of Capital Stock section and elsewhere in the prospectus. Please revise the table to identify Blackstone as the beneficial owner of your common stock.

32. Please disclose how many shares are being offered by each of the Partnerships and how the shares covered by the underwriters' option will be allocated among the Partnerships.

Certain Relationships and Related Party Transactions, page 106

Advisory Agreement and Support and Services Agreement, page 107

33. Please quantify the fees paid to BMP in 2012 pursuant to the 2009 Advisory Agreement.

Where You Can Find More Information, page 136

34. We note the statement that "[s]tatements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete…." Please revise to indicate that the prospectus contains all material information regarding these agreements or delete that sentence.

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-11

35. We note from your disclosure here that you consider each individual them park to be an operating segment, but have presented your financial information in one reportable segment as you believe your operating segments meet the aggregation in FASB ASC 280-10-50-11 criteria due to similar economic characteristics. Given your disclosure on page 20 that 56% of your revenue is derived from the five parks in the State of Florida, and your disclosure on page 24 that the remaining six parks are only open for a portion of the year, please support your assertion that your parks have similar economic characteristics. Specifically address how your operations of seasonal and year round parks are economically similar. Provide numerical support for your conclusions in your response.

Note 5. Earnings per Share, page F-13

36. Please revise your disclosure regarding potentially dilutive securities excluded from the calculation of earnings per share due to antidilution to specifically address whether any such securities were excluded in the 2011 calculation.

Exhibits

37. Please file all exhibits in full so they include all attached schedules and exhibits. We note, in this regard, Exhibit 10.5 and Exhibits 10.9 to 10.14.

38. Please insert the missing conformed signatures for Exhibits 10.21 to 10.24.

39. You describe a number of agreements in the prospectus that appear to be material contracts but were not filed as exhibits to the registration statement. These agreements include, for example, the 2009 Advisory Agreement, the Severance Plan, the

Equityholders Agreement and the Equity Healthcare Program Agreement. Please file these as exhibits with your next amendment or explain why you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>via e-mail</u>
        G. Anthony Taylor, Esq.
        Igor Fert, Esq.